UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED: DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 0-19797

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WHOLE FOODS MARKET

GROWING YOUR FUTURE 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Whole Foods Market, Inc.

550 Bowie St.

Austin, Texas 78703

(512) 477-4455

(Issuer’s telephone number, including area code)

Whole Foods Market Growing Your Future 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Benefits Administrative Committee

Whole Foods Market Growing Your

    Future 401(k) Plan

Austin, Texas

We have audited the accompanying statements of net assets available for benefits of Whole Foods Market Growing Your Future 401(k) Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Whole Foods Market Growing Your Future 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the 2007 financial statements was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Padgett, Stratemann & Co., L.L.P.
Certified Public Accountants
June 20, 2008

Whole Foods Market Growing Your Future 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Investments	$206,553,489	$168,534,441

Receivables:
Employer contribution	2,988,795	2,268,049
Other	8,609	7,796

Total receivables	2,997,404	2,275,845

Total assets	209,550,893	170,810,286

Liabilities
Benefit claims payable	40,275	—
Excess contributions payable	226,799	192,278
Expenses payable	8,416	8,243

Total liabilities	275,490	200,521

Net assets reflecting all investments at fair value	209,275,403	170,609,765

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	146,789	121,486

Net assets available for benefits	$209,422,192	$170,731,251

Notes to financial statements form an integral part of these statements.

Whole Foods Market Growing Your Future 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions to net assets attributed to:
Contributions:
Employee	$41,438,790
Employer	2,988,764
Rollovers	2,654,964

Total contributions	47,082,518

Investment income:
Dividends and interest	1,272,674
Net appreciation in fair value of investments	6,525,778

Total investment income	7,798,452

Total additions	54,880,970

Deductions from net assets attributed to:
Benefits paid to participants	(15,179,963)
Administrative expenses	(1,010,066)

Total deductions	(16,190,029)

Net increase	38,690,941

Net assets available for benefits at beginning of year	170,731,251

Net assets available for benefits at end of year	$209,422,192

Notes to financial statements form an integral part of these statements.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

1. Description of Plan

The following description of Whole Foods Market Growing Your Future 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established January 1, 2002 by Whole Foods Market, Inc. (the “Company”) for the benefit of certain employees who have completed 1 hour of service and are age 18 or older. Prior to January 1, 2007, eligibility was stated as 1 year of service and 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 100% of pretax compensation as defined in the Plan up to the maximum allowed under the Internal Revenue Code (“IRC”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Beginning January 1, 2007, the Plan was amended to begin automatically enrolling eligible employees, at 3% of annual compensation, who do not decline participation or enroll 180 days after becoming eligible. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan allows a Company matching contribution as determined by the Board of Directors. In 2007 (paid in 2008), the Company made a matching contribution commitment to each eligible participant equal to 15.47% of the first $1,000 of employee contributions which is a receivable at December 31, 2007 (29.73% in 2006, paid in 2007). The Company’s matching contribution may be made in the form of the Company’s common stock or in cash. Contributions are subject to certain limitations.

For 2007 (paid in 2008), the matching contribution was made in cash and was invested according to the participants’ current investment selections.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be derived from the participant’s vested account.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

1. Description of Plan (continued)

Vesting

Participants are immediately vested in all contributions plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 and up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. Loan terms range from 1 to 5 years, except for any loan used to acquire a principal residence for the participant (6 to 15 years). The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions. Participants may have only one outstanding loan at a time.

Payment of Benefits

On termination of service, a participant or his or her beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account. Any balance under $5,000 is automatically paid out as soon as administratively possible. Hardship withdrawals are also available subject to certain limitations.

Expenses of the Plan

Plan fees and expenses, including fees and expenses connected with providing administrative services by external service providers, are paid from Plan assets.

2. Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Estimates (continued)

Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund which represents the net asset value of the shares held by the fund at year-end. Shares held in bank common trust funds are reported at fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments. Investments in insurance company deposit administration contracts (guaranteed investment contracts or “GICs”) are reported at fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instructions with comparable duration. Shares of the Company are reported at fair value, based on quoted prices in active markets. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when payable.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157, Fair Value Measurement (“SFAS No. 157”). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosure about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for the Plan year ending December 31, 2008. Plan management is currently evaluating the effect the provisions of SFAS No. 157 will have on the Plan’s financial statements.

3. Investments

The following table presents the fair value of participant-directed investments in the Plan. Single investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are separately identified.

	December 31,
Description of Investment	2007	2006
Whole Foods Market, Inc. – common stock fund	$33,972,400	$40,417,440
Vanguard Institutional Index Fund	17,427,645	15,845,359
Fidelity Capital Appreciation Fund	16,506,221	15,744,847
Fidelity Diversified International Fund	13,857,629	9,902,881
Fidelity Managed Income Portfolio Fund	13,507,239	12,087,389
Fidelity Small Cap Stock Fund	12,480,133	11,470,667
Fidelity Contrafund	11,366,891	—

During 2007, the Plan’s investments appreciated in fair value by $6,525,778 as follows:

Mutual funds	$10,717,503
Common stock	(4,191,725)

$6,525,778

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

4. Guaranteed Investment Account

The Plan offers as an investment option a benefit-responsive investment contract with Fidelity Management Trust Company (“Fidelity”), the Fidelity Managed Income Portfolio Fund. Fidelity maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The average yield and crediting interest rates were approximately 4.40% for 2007 and 4.27% for 2006. The crediting interest rate is based on formula agreed upon with the issuer, but may not be less than 3.00%. Such interest rates are reviewed on a quarterly basis for resetting.

5. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the custodian as defined by the Plan and, therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management and other services amounted to approximately $949,000 for the year ended December 31, 2007.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

6. Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA.

7. Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated March 14, 2005, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. A new determination letter was applied for in 2007.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$209,422,192	$170,731,251
Excess contributions payable	226,799	192,278
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(146,789)	(121,486)

Net assets available for benefits per Form 5500	$209,502,202	$170,802,043

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2007 to Form 5500:

Net increase in net assets available for benefits per financial statements	$38,690,941
Plus:
Current year excess contributions payable	226,799
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	121,486
Less:
Prior year excess contributions payable	(192,278)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(146,789)

Net income per Form 5500	$38,700,159

10. Subsequent Event

In 2007, the Company purchased Wild Oats Markets, Inc. (“Wild Oats”). During 2008, the plan assets and active participants in the Wild Oats plan will be merged into the Whole Foods Market Growing Your Future 401(k) Plan.

Supplemental Schedule

Whole Foods Market Growing Your Future 401(k) Plan

EIN: 74-1989366

Schedule H, Part IV(i) – Schedule of Assets Held for Investment Purposes

Plan No.: 002

December 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value		Current Value
	Whole Foods Market, Inc.*	Common stock fund		$33,972,400

	Vanguard	Institutional Index Fund		17,427,645

	Fidelity*	Capital Appreciation Fund		16,506,221

	Fidelity*	Diversified International Fund		13,857,629

	Fidelity*	Managed Income Portfolio Fund		13,507,239

	Fidelity*	Small Cap Stock Fund		12,480,133

	Fidelity*	Contrafund		11,366,891

	PIMCO	Total Return Fund		9,473,793

	Winslow	Green Growth Fund		8,108,616

	Fidelity*	Freedom 2030 Fund		7,702,978

	Fidelity*	Freedom 2020 Fund		7,081,031

	American Century	Large Company Value Fund		6,051,985

	Fidelity*	Freedom 2040 Fund		5,620,600

	Fidelity*	Capital and Income Fund		5,119,962

	Fidelity*	Freedom 2010 Fund		4,859,706

	Fidelity*	Freedom 2045 Fund		4,010,226

*	Party-in-interest

Whole Foods Market Growing Your Future 401(k) Plan

EIN: 74-1989366

Schedule H, Part IV(i) – Schedule of Assets Held for Investment Purposes

Plan No.: 002

December 31, 2007

(Continued)

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value		Current Value
	Fidelity*	Freedom 2035 Fund		$3,977,782

	Fidelity*	Freedom 2025 Fund		3,421,382

	American Funds	New Perspective Fund – R4		3,414,176

	Fidelity*	Freedom 2050 Fund		2,588,355

	Fidelity*	Freedom 2015 Fund		2,247,643

	American Beacon	Small Cap Value Fund		1,767,030

	Fidelity*	Brokerage Link Fund		1,720,488

	Phoenix	Mid Cap Value Fund		511,291

	Baron	Asset Fund		471,780

	Fidelity*	Freedom Income Fund		408,950

	Spartan	Extended Market Index		313,237

	Fidelity*	Freedom 2005 Fund		312,766

	Fidelity*	Retirement Government Money Market Fund		8,363

	-	Participant loans (various interest rates ranging from 5.0% to 10.5%)		8,243,191

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHOLE FOODS MARKET GROWING YOUR FUTURE 401(K) PLAN

Date: June 27, 2008	By:	/s/ Paula Labian
Paula Labian
Global Vice President – Team Member Services Whole Foods Market, Inc.